www.resverlogix.com

RESVERLOGIX

08003882

July 16, 2008

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
P 403.256.8495
info@resverlogix.com

Via Courier

SUPPL

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between July 3, 2008 through July 15, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR - Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

SEC
Mail Processing
Section

JUL 17 2008

Washington, DC
105

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Industry Leaders Select Resverlogix's RVX-208

Among top 10 most promising drugs

TSX Exchange Symbol: RVX

CALGARY, July 9 /CNW/ - Resverlogix Corp's ("Resverlogix" or the "Company") (TSX:RVX) novel lead ApoA-I drug candidate, RVX-208 has been selected as one of the top 10 most promising cardiovascular disease (CVD) drugs available for strategic partnering by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries.

"We are honored to be part of this select group of top ten most promising innovative drugs," stated Donald McCaffrey, President and CEO of Resverlogix. "It again validates RVX-208 and our entire NexVas(TM) PR franchise as an important new small molecule drug for the largest market with unmet needs, atherosclerosis and cardiovascular diseases. We are moving towards our next important milestone, Phase 1b/2a, later this fall and continue to measure safety, tolerability and key reverse cholesterol transport (RCT) markers such as ApoA-I, pre-beta HDL, HDL and cholesterol efflux."

The selection committee was led by Marc Wortman, PhD, contributing writer to Windhover's IN VIVO and Start Up publications, and Michael Rice, Senior Consultant, and Ed Saltzman, President of Defined Health, a leading business development strategy consulting firm. Drawing on the analytic resources of these organizations, the group evaluated hundreds of compounds currently in development for the treatment of cardiovascular disease prior to selecting RVX-208 among the top ten most attractive drug available for partnering.

"Selected companies have been screened using a strict set of judging criteria for the Top 10 award, and represent what our committee considered the most attractive cardiovascular opportunities the industry has to offer," stated Roger Longman, Managing Director of Windhover Information. "Winners have met strict criteria including: unmet medical need, market potential, diversity of indications, strong science, multi-level partnering opportunities (biotech and pharma), potential for new opportunities beyond initial indications, history of the molecule and drug and be a strong company."

"To have a highly regarded selection committee realize the commercial potential for RVX-208 is important for us," stated Kenneth Lebioda, Senior Vice President of Business and Corporate Development at Resverlogix. "Atherosclerosis, the leading underlying cause of cardiovascular death, represents the largest cost center to health systems globally. Novel small molecules that enhance ApoA-I production have a diverse number of patient groups that they can help such as low HDL, acute coronary syndrome, diabetes, post myocardial infarction and Alzheimer's. A novel drug that could help these diseases will have a major positive impact on patients and health systems alike. This is where RVX-208 offers an unrivalled commercial opportunity for the life science industry," added Mr. Lebioda.

As a selected company, Resverlogix has been invited to present data on RVX-208 at Windhover's Therapeutic Area Partnerships conference on November 3-5, 2008 in Philadelphia.

About Windhover

Windhover Information Inc., an Elsevier company, has led the field in providing analysis of the healthcare industry to decision-makers at all levels since the founding of its flagship publication, IN VIVO, The Business & Medicine Report, in 1983. Windhover provides its information and analysis in many formats, including print, electronic databases, international conferences and webinars. For more on the company's products and services, please see www.windhover.com.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 13:00e 09-JUL-08